SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER, 2004

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

18/F, Two Harbourfront
22 Tak Fung Street
Hunghom, Kowloon
Hong Kong
(Address of Registrant’s Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐                    No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURE
HUTCHISON TELECOMMUNICATIONS PRESS STATEMENT
HUTCHISON GLOBAL COMM'-CHANGE OF AUDITORS
HUTCHISON TELECOMMUNICATIONS - ANNOUNCEMENT
HUTCHISON PRESS RELEASE - APPOINTS RAJIV SAWHNEY
HUTCHISON PRESS RELEASE - ANNOUNCES 3G SERVICE

EXHIBITS

Exhibit	Description
1.1	Press Release dated November 2, 2004 announcing that Hutchison Max Telecom Private Limited received the Indian Government’s Foreign Investment Promotion Board approval on November 1, 2004 to its planned consolidation with Hutchison Essar Telecom Limited, Hutchison Telecom East Limited, Fascel Limited and Hutchison Essar South Limited.
1.2	Announcement dated November 23, 2004 regarding the resignation of Ernst & Young as the auditors of Hutchison Global Communications Holdings Limited (“HGCH”) and the proposed appointment of PricewaterhouseCoopers as the new auditors of HGCH.
1.3	Announcement dated November 26, 2004 clarifying that the proposed acquisition of Aircel Limited and Aircel Cellular Limited has not yet received the Department of Telecommunications of India’s approval, which is a condition for completion.
1.4	Press Release dated November 29, 2004 announcing the appointment of Rajiv Sawhney as Co-CEO and head of all operations of Hutchison CAT Wireless Multimedia Limited (“Hutchison CAT”), Thailand.
1.5	Press Release dated November 30, 2004 announcing the launch of 3G services in Israel.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2004

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED
By:	/s/ Chan Ting Yu
Chan Ting Yu
Executive Director